Himalaya Shipping Ltd. (HSHP) Announces its Preliminary Results for the Three and Nine Months Ended September 30, 2024

Hamilton, Bermuda, November 7, 2024

Himalaya Shipping Ltd. (“Himalaya,” “Himalaya Shipping” or the “Company”) announces preliminary unaudited results for the three and nine months ended September 30, 2024.

Highlights for the Third Quarter of 2024

•Total operating revenues of $39.2 million, which is an average time charter equivalent (“TCE”) earnings of approximately $36,800 per day, gross1. Average Baltic 5TC Capesize Index was $24,909 per day.
•Net income of $10.7 million and Adjusted EBITDA2 of $31.0 million for the third quarter of 2024.
•Conversion of index linked charters on Mount Blanc and Mount Neblina to fixed charters from July 1, 2024 to July 31, 2024 and on Mount Blanc, Mount Neblina and Mount Hua from September 1, 2024 to September 30, 2024.
•Acquisition of 40% of the shares of 2020 Bulkers Management AS, the company providing key management services to Himalaya Shipping, to fully align the management functions with Himalaya Shipping.
•Payment of cash distributions for May, June, July and August 2024 of $0.04, $0.05, $0.06 and $0.07 per common share, respectively.

Subsequent Events

•Conversion of Mount Etna back to index linked rates from October 1, 2024.
•Declaration and payment of cash distribution for September 2024 of $0.10 per common share in October 2024. Declaration of cash distribution for October 2024 of $0.04 per common share in November 2024.
•Execution of an addendum to the Drew revolving credit facility of up to $10 million, extending the timeframe to drawdown from the facility to December 31, 2025 and the latest repayment date to December 31, 2026.

Contracted CEO, Herman Billung commented:

“2024 started strong with the Baltic Capesize index at $23,970 per day for the first 9 months. This is almost double the level from 2023 at $12,628 per day. Himalaya has had most of its fleet operating in this improving spot market, with 11 of 12 ships currently on index related charters. Due to Himalaya’s superior fleet profile, we are earning on average 42% premium to the Baltic Capesize index when trading in the spot market.

In the most recent weeks, the market has experienced a counter seasonal set back. This was driven by a lower Panamax sentiment attacking traditional Capesize coal trades, and a fiscal stimulus package from China that disappointed some market watchers. However, with limited supply of large bulk carriers entering the marketplace in the coming years and an aging fleet, we expect utilization and rates to improve going forward. Ton mile demand is up by 5.4% in the first three quarters of 2024 compared to the same period last year. We expect this to continue, driven by more iron ore production in the Atlantic Basin, with 120 mt of new production capacity coming in Guinea and 50 mt in Brazil.

1 The Company uses certain financial information calculated on a basis other than in accordance with accounting principles generally accepted in the United States (US GAAP) including average TCE earnings, gross and Adjusted EBITDA. Average TCE earnings, gross, as presented above, represents time charter revenues and voyage charter revenues adding back address commissions and divided by fleet operational days. Please refer to the appendix of this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measures prepared in accordance with US GAAP.
2 Adjusted EBITDA as presented above represents our net income (loss) plus depreciation of vessels and equipment; total financial expenses, net; and income tax expense. Please refer to the appendix of this report for a reconciliation of this non-GAAP financial measure to the most directly comparable financial measures prepared in accordance with US GAAP.

The Company has continued paying monthly distributions to its shareholders. In aggregate, we have declared cash distributions of $0.43 per share for the nine months ended September 30, 2024. The cash distributions will fluctuate with dry bulk market developments. Substantially all earnings above cash break-even of approximately $16,000 per day (Capesize equivalent rate) are expected to be paid back to shareholders.”

Management discussion and analysis

The discussion below compares the preliminary unaudited results for the third quarter of 2024 to the unaudited results of the second quarter of 2024:

(in $ thousands)	Three months ended September 30, 2024	Three months ended June 30, 2024	Change ($)	Change (%)
Total operating revenues	39,199	31,202	7,997	26%
Vessel operating expenses	(6,502)	(5,610)	(892)	16%
Voyage expenses	(436)	(346)	(90)	26%
General and administrative expenses	(1,287)	(1,261)	(26)	2%
Depreciation and amortization	(7,279)	(6,469)	(810)	13%
Total operating expenses	(15,504)	(13,686)	(1,818)	13%
Operating income	23,695	17,516	6,179	35%
Loss from equity method investment	(1)	—	(1)	100%
Total financial expenses, net	(13,021)	(10,653)	(2,368)	22%
Net income	10,669	6,863	3,811	56%
Adjusted EBITDA	30,973	23,985	6,988	29%

(in $ thousands)	September 30, 2024	June 30, 2024	Change ($)	Change (%)
Cash and cash equivalents	21,513	21,946	(433)	(2)%
Vessels and Equipment	860,275	867,721	(7,446)	(1)%
Total Debt	719,721	725,451	(5,730)	(1)%
Total Equity	160,159	157,245	2,914	2%

Total operating revenues for the third quarter of 2024 were $39.2 million, an $8.0 million increase compared to the second quarter of 2024. The increase is a result of the increase in the number of operating days as all twelve vessels were in operation for the duration of the quarter in the third quarter of 2024 following the delivery and commencement of operations of three additional vessels during the second quarter of 2024. In addition, the average TCE earnings, gross increased from $34,600/day in the second quarter of 2024 to $36,800/day in the third quarter of 2024.

Vessel operating expenses for the third quarter of 2024 were $6.5 million, a $0.9 million increase compared to the second quarter of 2024. The increase is a result of all twelve vessels being in operation for the duration of the third quarter of 2024 following the delivery and commencement of operations of three additional vessels during the second quarter of 2024. The Company achieved average vessel operating costs per day3 of $5,900 for the third quarter of 2024 compared to $6,000 in the second quarter of 2024.

3 Average vessel operating cost per day is calculated by dividing vessel operating expenses by the number of calendar days in the quarter.

Depreciation and amortization for the third quarter of 2024 were $7.3 million, a $0.8 million increase compared to the second quarter of 2024. The overall increase is a result of the recognition of a full quarter’s depreciation in the third quarter of 2024 compared to the recognition of partial depreciation in the second quarter of 2024. As the last three of the Company’s twelve vessels were delivered and commenced depreciation on April 19, June 6 and June 13, 2024, respectively, the three vessel were only depreciated for a portion of the second quarter of 2024.

Total financial expenses for the third quarter of 2024 were $13.0 million, a $2.4 million increase compared to the second quarter of 2024. The increase is primarily due to a higher average loan principal outstanding in the third quarter of 2024, following the draw down for the final delivery installments of $147.6 million from CCBFL for the delivery of Mount Denali, Mount Aconcagua and Mount Emai during the second quarter of 2024.

Vessels and equipment as of September 30, 2024 were $860.3 million, a $7.4 million decrease compared to $867.7 million as of June 30, 2024. The decrease is primarily due to vessel depreciation during the quarter.

Total debt as of September 30, 2024 was $719.7 million, a $5.7 million decrease compared to $725.5 million as of June 30, 2024. The overall decrease is primarily due to the repayments of principal of $6.4 million on the sale and leaseback arrangements, offset by amortization of deferred finance costs of $0.7 million.

Cash Flows for the Third Quarter of 2024

Net cash provided by operating activities was $16.5 million, compared to $17.6 million in the second quarter of 2024. The decrease is primarily due to the timing of receipt of charter hire from charterers as reflected in the reduction in other current liabilities in the third quarter of 2024.

Net cash used in investing activities was $0.1 million, primarily consisting of the payment for the acquisition of shares in 2020 Bulkers Management AS of $0.3 million, offset by cash rebates on the newbuildings of $0.2 million.

Net cash used in financing activities was $16.8 million, primarily consisting of payments of cash distributions of $9.7 million, repayments on the sale and leaseback financings of $6.4 million and deferred financing costs of $0.7 million.

Liquidity and Financing

The Company had cash and cash equivalents of $21.5 million as of September 30, 2024 and $10.0 million available to drawdown under the revolving credit facility with Drew Holdings Ltd (the “Drew Facility”).

After 180 days following the delivery of each newbuilding, each subsidiary under the sale and leaseback arrangements with CCB Financial Leasing Company Limited (“CCBFL”) and Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel. As of September 30, 2024, cash and cash equivalents include $7.6 million which the Company is required to maintain as minimum cash balance under the sale and leaseback arrangements with CCBFL and Jiangsu. In October 2024, the total minimum cash balance required under the sale and leaseback arrangements increased to $9.1 million as a result of vessel deliveries and expiry of such 180-day period. This is expected to increase further to $12.3 million in December 2024 for all eight vessels under sale and leaseback arrangements with CCBFL and Jiangsu. There are no further requirements to increase the minimum cash upon reaching this threshold.

All of our vessels have been financed by Chinese leasing houses at a fixed bareboat rate with a maturity of seven years from the delivery of each vessel. This gives the Company a fixed financing cost for our vessels until the maturity of their respective leases.

Financing for the installation of the scrubbers on the first four vessels will be fully paid by the first quarter of 2026. After which, the cash break-even will be reduced by approximately $800 per day.

On October 31, 2024, the Company entered into an addendum with Drew in relation to the revolving credit facility to: (i) include a commitment fee of 1% per annum on any undrawn amount from January 1, 2025 to the end of the availability period, (ii) extend the timeframe to drawdown from the facility to December 31, 2025 and the latest repayment date to December 31, 2026, and (iii) change the margin on the Term Secured Overnight Financing Rate (“SOFR”) from 8% to to 6.5% per annum.

Since February 2024, the Company has declared and paid monthly cash distributions to our shareholders. It is the Company’s intention to pay a regular dividend in support of our objective to return most of the cash generated after debt service to our shareholders. Any dividends will be at the sole discretion of the Board and will depend upon earnings, market prospects, capital expenditure requirements, available liquidity and distributable reserves, covenants in our debt instruments and other relevant factors. The timing and amount of dividends, if any, is at the discretion of the Board and there is no assurance that the Board will declare dividends in the future or as to the amount or timing of any dividends.

Commercial Update

In the third quarter of 2024 the Company achieved average TCE earnings, gross of approximately $36,800 per day, including average daily scrubber and LNG benefits of approximately $1,800 per day.

In addition, in the third quarter of 2024, the Company’s vessels trading on index linked time charters earned approximately $36,600 per day, gross, including average daily scrubber and LNG benefits. Following the conversion of the index linked charters to fixed rate time charters, the Company’s vessels trading on fixed rate time charters earned approximately $37,300 per day, gross, including average daily scrubber and LNG benefits.

The Baltic 5TC Capesize Index averaged $24,909 per day in the third quarter of 2024.

Fleet Status

In the first quarter of 2024, the Company agreed to convert its index linked charter to fixed rate time charter for Mount Etna from April 1, 2024 to December 31, 2024.

In October 2024, the Company agreed to convert the fixed rate time charter of Mount Etna back to index linked rates from October 1, 2024. The agreed conversion rate was $38,780 from the original conversion rate of $40,810. The difference between these rates will be added to the Baltic 5TC Capesize Index in addition to the premium under the existing time charter agreement until December 31, 2024. The vessel will continue to earn scrubber premium according to the term of its existing time charter agreement.

The table below sets forth information about our fleet and charters.

Vessel name	Built	Type	2024	2025				2026				2027
			Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Mount Norefjell	2023	DF Newcastlemax	$30,000[1]
Mount Ita	2023	DF Newcastlemax	Index
Mount Etna[2]	2023	DF Newcastlemax		Index[1]
Mount Blanc	2023	DF Newcastlemax	Index[1]
Mount Matterhorn	2023	DF Newcastlemax	Index
Mont Neblina	2023	DF Newcastlemax	Index[1]
Mount Bandeira	2024	DF Newcastlemax	Index[1]
Mount Hua	2024	DF Newcastlemax	Index[1]
Mount Elbrus	2024	DF Newcastlemax	Index
Mount Denali	2024	DF Newcastlemax	Index[1]
Mount Aconcagua	2024	DF Newcastlemax	Index
Mount Emai	2024	DF Newcastlemax	Index

Option	Available

1 Evergreen structure
2 $2,030 per day added to daily rate and premium from October 1, 2024 to December 31, 2024. This vessel will continue to earn scrubber premium according to the terms of the existing time charter agreement.

Market Commentary

The Baltic 5TC Capesize index as of November 5, 2024 stands at $16,310 having averaged $23,528 year to date, an increase from $14,009 during the same period in 2023.

Following strong Capesize demand (measured in ton miles) for iron ore and bauxite in the first two quarters of 2024, demand is increasing moderately at 4% year-on-year in the third quarter of 2024. Overall, total Capesize demand during the first three quarters of 2024 increased by 5.4% compared to the same period last year.

Demand in the third quarter of 2024 continued to be driven by strong shipments of iron ore and bauxite, with volumes increasing by 12mt and 22mt year-on-year, respectively.

The overall Capesize shipments were up by 41mt or by 5.1% year-on-year in the third quarter of 2024 compared to the same period last year.

Iron ore imports in China continued at a high pace, increasing by 12mt in Q3 year-on-year, and a 1 mt increase in the rest of the world.

Growth in vessel supply for large bulk carriers is still anticipated to be moderate in the coming years with expected Capesize deliveries of 1.6 million dwt (or 0.4 % of existing fleet) for the remainder of 2024, 7.5 million dwt in 2025 (or 1.8 % of existing fleet), 8.2 million dwt (or 2.1% of existing fleet) for 2026 and 11.6 million dwt (or 2.9% of existing fleet) after 2026.

Following the year-to-date orders of Newcastlemax vessels, available newbuilding berths with delivery before the second half of 2028 are expected to be limited. Current newbuilding costs for a dual-fuel Newcastlemax in China are believed to be approximately $95 million.

We continue to see potential upside to the future development in the Capesize market from current levels in the event of continued strong exports of iron ore and bauxite from Brazil and West Africa. The Simandou project in Guinea is reported to be advancing at a good pace, with the first shipment being expected in 2025 with a 36-month ramp-up to 60 million tons per annum for phase 1, and an additional 60 million tons per annum for phase 2. In addition, Vale is targeting a 50 million tons per annum increase in capacity by 2026 from Vargem Grande, Capanema and S11D mine.

Key downside risks to the Capesize market include a continued economic slowdown in China, as well as heightened geopolitical tensions. A Suez Canal reopening could potentially lead to shorter duration on certain trades, although the Capesize trade is less affected than other segments due to trading routes. The physical market in terms of volumes transported, has increased throughout the year, thus to date we have not seen a potential slowdown in the Chinese economy.

Capesize Fleet Development

The global Capesize fleet stands at 400 million dwt as of October 1, 2024, up from 393 million dwt in October 2023. The current order book for Capesize dry bulk vessels currently stands at 7.2% of the existing fleet, up from 5.3% in 2023.

10.5 million dwt has been ordered thus far in 2024, compared to 6.5 million dwt ordered during the same period in 2023, and 0.53 million dwt has been scrapped so far in 2024, compared to 1 million dwt during the same period in 2023.

Operational Update

In the third quarter of 2024, our fleet had 1,104 operational days, and a utilization rate of 99.9% of our delivered vessels.

Outlook

Only about 140 large bulk carriers are due for delivery prior to 2028 and we expect a significant number of vessels to be due for dry docking in the next couple of years. About 23% of the total Capesize fleet from 159k dwt to 211k dwt will engage in dry dock or Special Surveys in 2025. Comparing to the scheduled order book, the fleet will only have an efficient growth of about 2.2%, adjusting for the upcoming dry dock schedule.

Ton mile intensive trades of raw materials sourced in the Atlantic basin with demand in the Far East is expected to continue. Iron ore from Brazil and Guinea, typically have three times longer sailing distance relative to the Pacific basin supply. To put this in context, the potential 160 mt per year incremental iron ore supply from Guinea and Brazil could result in a demand for approximately 250 incremental Capesize equivalent ships, assuming all supply will be directed to China and displacing any iron ore domestically produced.

Himalaya Shipping has the most modern Newcastlemax fleet owned by a listed company in the world. The dual fuel LNG capability of our vessels means that, when a vessel is running on LNG, the CO2 emissions are reduced to more than half compared to a standard Capesize index ship. This should provide benefits to the environment, charterer and owner.

Forward looking statements

This press release and any related discussions contain forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements that do not reflect historical facts and may be identified by words such as “aim”, “believe,” “assuming,” “anticipate,” “could”, “expect”, “intend,” “estimate,” “forecast,” “project,” “likely to”, “plan,” “potential,” “will,” “may,” “should,” or other similar expressions and include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, statements about the benefits of our vessels, including the ability to bunker with LNG, LSFO, or HSFO, the terms of our charters and chartering activity including statements under “Fleet status”, expected market conditions, dry bulk industry trends and market outlook, including activity levels in the industry, expected demand for vessels and expected drivers of demand including projects, developments in trading routes, utilization of the global fleet and our fleet, expected trends in the global fleet including new orderings, impact of the age of fleet, expected supply of new vessels in the coming years and expected cost of newbuilds, yard capacity, statements about our capital strategy, dividend objectives and plans, statements made in the sections above entitled “Market commentary,” “Capesize fleet development,” and “Outlook,” including expected trends in vessel supply and trends in the global fleet, including expected drydocking, statements in this document under the heading “Going Concern” in Note 1 of the Unaudited Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2024 included herein, and other non-historical statements. These forward-looking statements are not statements of historical fact and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control and are difficult to predict. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from what is expressed, implied or forecasted in such forward-looking statements including:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•our ability to meet the conditions and covenants in our financing agreements;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•compliance with, and our liabilities under, governmental, tax, environmental and safety laws and regulations;
•potential disruption of shipping routes due to accidents, hostilities or political events;
•our ability to refinance our debt as it falls due;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•our ability to pay dividends and the amount of dividends we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and
•other risks described under "Item 3. Key Information - D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission on March 27, 2024.

You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, Himalaya Shipping undertakes no and expressly disclaims any obligation to update publicly any forward-looking statements after the date of this press release whether as a result of new information, future events or otherwise, except as required by law.

About Himalaya Shipping Ltd.

Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve vessels in operation.

November 7, 2024

The Board of Directors
Himalaya Shipping Ltd.
Hamilton, Bermuda

Questions should be directed to:

Herman Billung: Contracted CEO, +47 9183 1590

APPENDIX

UNAUDITED NON GAAP MEASURES AND RECONCILIATIONS

Average TCE earnings, gross is a non-U.S. GAAP measure of the average daily revenue performance of a vessel. We believe average TCE revenues provide additional meaningful information for investors to analyze our fleets’ daily income performance.Set forth below is a reconciliation of average TCE earnings, gross to total operating revenues for the periods presented.

In $ thousands, except per day and number of days	Three months ended
	September 30, 2024	June 30, 2024	Change	% Change
Total operating revenues	39,199	31,202	7,997	26%
Add: Address commissions	1,453	1,132	321	28%
Total operating revenues, gross	40,652	32,334	8,318	26%
Fleet operational days	1,104	935	169	18%
Average TCE earnings, gross	36,800	34,600	2,200	6%

We present Adjusted EBITDA because we believe this measure increases comparability of total business performance from period to period and against the performance of other companies by removing the impact of depreciation and amortization, total financial expenses, net and income tax. Set forth below is a reconciliation of Adjusted EBITDA to net income for the periods presented.

	Three months ended
In $ thousands	September 30, 2024	June 30, 2024	Change	% Change
Net income	10,669	6,863	3,806	55%
Depreciation and amortization	7,279	6,469	810	13%
Total financial expenses, net	13,021	10,653	2,368	22%
Income tax	4	—	4	100%
Adjusted EBITDA	30,973	23,985	6,988	29%

Non-GAAP financial measures may not be comparable to similarly titled measures of other companies and have limitations and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

INTERIM FINANCIAL INFORMATION

THIRD QUARTER 2024

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ thousands except share and per share data)

	Notes	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Operating revenues
Time charter revenues	8	39,199	10,241	93,982	18,415
Total operating revenues		39,199	10,241	93,982	18,415

Operating expenses
Vessel operating expenses		(6,502)	(2,976)	(17,040)	(5,012)
Voyage expenses and commissions		(436)	(162)	(1,116)	(315)
General and administrative expenses		(1,287)	(955)	(4,020)	(2,769)
Depreciation and amortization	12	(7,279)	(3,181)	(19,178)	(5,538)
Total operating expenses		(15,504)	(7,274)	(41,354)	(13,634)

Operating income		23,695	2,967	52,628	4,781

Loss from equity method investment	10	(1)	—	(1)	—

Financial income (expenses), net
Interest income		260	146	845	404
Interest expense, net of amounts capitalized	7	(13,277)	(5,051)	(33,446)	(7,936)
Other financial income (expenses), net		(4)	(16)	2	(342)
Total financial expenses, net		(13,021)	(4,921)	(32,599)	(7,874)

Net income (loss) before income tax		10,673	(1,954)	20,028	(3,093)
Income tax expense	5	(4)	—	(4)	—
Net income (loss) attributable to shareholders of Himalaya Shipping Ltd.		10,669	(1,954)	20,024	(3,093)
Total comprehensive income (loss) attributable to shareholders of Himalaya Shipping Ltd.		10,669	(1,954)	20,024	(3,093)

Basic and diluted earnings (loss) per share	6	0.24	(0.05)	0.46	(0.08)

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ thousands except share and per share data)

	Notes	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents		21,513	25,553
Trade receivables		1,278	811
Prepaid expenses and other current assets	9	6,944	6,443
Total current assets		29,735	32,807

Non-current assets
Equity method investments	10	312	—
Newbuildings	11	—	132,646
Vessels and equipment, net	12	860,275	428,617
Other non-current assets	11	—	5,136
Total non-current assets		860,587	566,399
Total assets		890,322	599,206

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	14	23,882	19,795
Trade payables		1,095	1,693
Accrued expenses	13	7,188	2,531
Other current liabilities		2,159	1,281
Total current liabilities		34,324	25,300

Non-current liabilities
Long-term debt	14	695,839	419,701
Total non-current liabilities		695,839	419,701
Total liabilities		730,163	445,001

Shareholders’ Equity
Common shares of par value $1.00 per share: authorized 140,010,000 (2023: 140,010,000) shares, issued and outstanding 43,900,000 (2023: 43,900,000) shares	18	43,900	43,900
Additional paid-in capital	18	14,329	111,788
Contributed surplus	18	83,389	—
Retained earnings (Accumulated deficit)		18,541	(1,483)
Total shareholders’ equity		160,159	154,205
Total liabilities and shareholders’ equity		890,322	599,206

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ thousands except share and per share data)

	Note	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Cash Flows from Operating Activities
Net income (loss)		10,669	(1,954)	20,024	(3,093)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Non-cash compensation expense related to stock options		139	111	409	364
Depreciation of vessels	12	7,279	3,181	19,178	5,538
Amortization of deferred finance charges		671	326	1,757	1,012
Equity in net loss on equity method investment	10	1	—	1	—
Change in assets and liabilities:
Accounts receivable		(245)	(119)	(467)	(420)
Amounts due to/from related parties		—	—	—	(2,696)
Accounts payable		(126)	(463)	(598)	120
Accrued expenses		(278)	1,027	4,658	1,294
Other current and non-current assets		(393)	(1,331)	(501)	(4,765)
Other current liabilities		(1,198)	794	877	713
Net cash provided by (used in) operating activities		16,519	1,572	45,338	(1,933)

Cash Flows from Investing Activities
Additions to newbuildings		167	(127,554)	(313,054)	(384,139)
Acquisition of equity method investments		(305)	—	(305)	—
Net cash used in investing activities		(138)	(127,554)	(313,359)	(384,139)

Cash Flows from Financing Activities
Proceeds from issuance of common shares, net of paid issuance costs		—	—	—	46,195
Proceeds from issuance of long-term and short-term debt (net of deferred finance charges paid to lender)		—	118,248	295,500	369,917
Other deferred finance charges paid		(756)	(1,349)	(2,314)	(3,102)
Proceeds from issuance of long-term debt from related party	17	—	—	—	1,020
Repayment of long-term debt from related party	17	—	—		(2,020)
Repayment of long-term debt		(6,400)	(2,361)	(14,718)	(5,913)
Repayment of short-term debt		—		—	(7,500)
Payment of cash distributions		(9,658)	—	(14,487)	—
Net cash provided by financing activities		(16,814)	114,538	263,981	398,597

Net (decrease) increase in cash, cash equivalents and restricted cash		(433)	(11,444)	(4,040)	12,525
Cash, cash equivalents and restricted cash at the beginning of the period		21,946	24,232	25,553	263
Cash, cash equivalents and restricted cash at the end of the period		21,513	12,788	21,513	12,788

Supplementary disclosure of cash flow information	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Interest paid, net of capitalized interest	(12,594)	(3,209)	(27,813)	(7,718)

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Shareholders' Equity
(In $ thousands except share and per share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Accumulated deficit	Total equity
Balance as of December 31, 2022	32,152,857	32,153	61,171	—	(2,997)	90,327
Share-based compensation	—	—	141	—	—	141
Total comprehensive loss	—	—	—	—	(23)	(23)
Balance as of March 31, 2023	32,152,857	32,153	61,312	—	(3,020)	90,445
Issuance of common shares	8,630,000	8,630	41,424	—	—	50,054
Equity issuance costs	—	—	(5,082)	—	—	(5,082)
Share based compensation	—	—	112	—	—	112
Total comprehensive loss	—	—	—	—	(1,115)	(1,115)
Balance as of June 30, 2023	40,782,857	40,783	97,766	—	(4,135)	134,414
Share based compensation	—	—	110	—	—	110
Total comprehensive loss	—	—	—	—	(1,954)	(1,954)
Balance as of September 30, 2023	40,782,857	40,783	97,876	—	(6,089)	132,570

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings/(Accumulated deficit)	Total equity
Balance as of December 31, 2023	43,900,000	43,900	111,788	—	(1,483)	154,205
Transfer to contributed surplus	—	—	(97,876)	97,876	—	—
Share based compensation	—	—	126	—	—	126
Cash distributions to shareholders	—	—	—	(1,756)	—	(1,756)
Total comprehensive income	—	—	—	—	2,492	2,492
Balance as of March 31, 2024	43,900,000	43,900	14,038	96,120	1,009	155,067
Share based compensations	—	—	144	—	—	144
Cash distributions to shareholders	—	—	—	(4,829)	—	(4,829)
Total comprehensive income	—	—	—	—	6,863	6,863
Balance as of June 30, 2024	43,900,000	43,900	14,182	91,291	7,872	157,245
Share based payment	—	—	147	—	—	147
Cash distributions to shareholders	—	—	—	(7,902)	—	(7,902)
Total comprehensive income	—	—	—	—	10,669	10,669
Balance as of September 30, 2024	43,900,000	43,900	14,329	83,389	18,541	160,159

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information

Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021. We are listed on the New York Stock Exchange under the ticker HSHP and the Euronext Expand, operated by the Oslo Stock Exchange, under the ticker HSHP. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels, each with capacity in the range of 210,000 dead weight tons (“dwt”) which are equipped with the latest generation dual fuel LNG technology. As of September 30, 2024, we have a total of twelve vessels in operation. The Company has entered into sale and leaseback financing arrangements for its vessels which are described in Note 14.

As used herein, and unless otherwise required by the context, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its” or references to specific entities, is not intended to be a precise description of corporate relationships.

Going Concern

The unaudited consolidated financial statements have been prepared on a going concern basis.

As of September 30, 2024, the Company has cash and cash equivalents of $21.5 million. In addition, the Company has $10.0 million available to drawdown under the Drew revolving credit facility.

We believe that we will have sufficient resources to satisfy our obligations in the ordinary course of business for the 12-month period from the date these unaudited consolidated financial statements were issued. We have performed stress testing with respect to our forecasted cash positions under various scenarios, and accordingly we believe we will meet our obligations as and when they fall due.
Note 2 - Basis of Preparation and Accounting Policies

Basis of preparation

The unaudited consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2023, which are included in our Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 27, 2024. The Unaudited Consolidated Balance Sheet data for December 31, 2023 was derived from our audited annual financial statements. The amounts are presented in thousands of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The financial statements have been prepared on a going concern basis and in management's opinion, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of September 30, 2024, and its results of operations and cash flows for the three and nine months ended September 30, 2024 and 2023.

Significant accounting policies

The accounting policies adopted in the preparation of the Unaudited Consolidated Financial Statements for the nine months ended September 30, 2024 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2023.

The following policy was adopted as a result of the acquisition of 40% of the shares of 2020 Bulkers Management during the three months ended September 30, 2024.

Equity method investments

Investments in entities over which we have significant influence, but do not meet the criteria for consolidation, are accounted for by the equity method of accounting. Under this method, we record our investment at cost and adjust the carrying amount for our share of the income or losses from these equity method investments subsequent to the date of the investment and report the recognized earnings or losses in the consolidated statements of operations. Dividends received from an equity method investment reduce the carrying amount of the investment. We allocate the excess, if any, of the purchase price of the investment acquired over our proportionate share of the carrying value of the underlying net assets, or basis difference, across the assets and liabilities of the investee. The basis difference assigned to amortizable net assets will then be amortized through our consolidated statements of operations as part of the “Net income/(losses) from equity method investments.”

We periodically assess if impairment indicators exist at our equity method investments. Where determined to be other-than-temporary impairment, an impairment loss in the period will be recognized in the line item “Net income/(losses) from equity method investments” in the consolidated statements of operations.

Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards

In November 2023, the FASB issued ASU 2023-07 (Topic 280 Segment Reporting): Improvements to Reportable Segment Disclosures requiring disclosure of incremental segment information for all public entities to enable investors to develop more decision-useful financial analyses, such as:

1.On an annual and interim basis, significant segment expenses that are regularly provided to the chief operating decision maker (CODM);
2.On an annual and interim basis, other segment items by reportable segment with a description of its composition;
3.All annual disclosures about a reportable segment’s profit or loss and assets required by Topic 280 in interim periods;
4.One or more additional measures of segment profit if the CODM uses more than one measure of a segment’s profit or loss in assessing segment performance and making decisions on how to allocate resources. However, the measure that is most consistent with the measurement principles used in measuring the corresponding amounts in the public entity’s consolidated financial statements should be at least one of the reported segment profit or loss measures (or the single reported measure, if only one is disclosed);
5.The title and position of the CODM and how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and making decisions about how to allocate resources;
6.For an entity with a single reportable segment, all the disclosures required by the amendments and all existing segment disclosures under Topic 280.

ASU 2023-07 will be effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The amendments in this update are required to be applied retrospectively to all periods presented in the financial statements, unless it is impracticable. There was no impact resulting from these amendments on our unaudited consolidated financial statements and no material impact on our related disclosures as presented in this interim set of accounts for the three and nine months ended September 30, 2024.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of September 30, 2024:

Standard	Description	Date of adoption	Expected Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2023-6 Disclosure Improvements - Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative	The amendments represent changes to clarify or improve disclosure and presentation requirements of a variety of Topics. Amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.	The date on which SEC removes related disclosure or two years later	Under evaluation
ASU 2023-9 Income Taxes (Topic 740) - Improvements to Income Tax Disclosures	The amendments improve the transparency of income tax disclosures by requiring annual disclosure of (1) specific categories in the rate reconciliation; and (2) additional information for reconciling items if the effect of those reconciling items is equal to or greater than 5% .of the resulting amount by multiplying pretax income (or loss) by the applicable statutory income tax rate. An entity is also required to provide the nature, effect and underlying causes of the reconciling items, and the judgment used in categorizing them, if not otherwise evident.

	The amendments also improve the comparability and effectiveness of disclosures by (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with SEC Regulation S-X 210.4-08(h), Rules of General Application—General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that are no longer considered relevant or cost beneficial.	January 1, 2025	Under evaluation
ASU 2024-02 Codification Improvements - Amendments to Remove References to the Concepts Statements.	The amendments remove references to various Concepts Statements that were either (i) extraneous and not required to understand or apply the guidance, or (ii) used in prior statements to provide guidance in certain topics.	January 1, 2025	Under evaluation

The FASB have issued further updates not included above as we do not believe that these are applicable to the Company.

Note 4 - Segment

Our chief operating decision maker, or the CODM, being our Board of Directors, measures performance based on our overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated Group and we only have one reportable segment.

Note 5 - Income Taxes

Bermuda
Himalaya Shipping Ltd. is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. Himalaya Shipping Ltd. has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035.

On December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two out of the last four fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax, as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities).

While we have a tax-exempt status in Bermuda until March 31, 2035, Bermuda specifically provided that the CIT Act applies notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”). Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will monitor the developments on the Bermuda internal regulations with regards to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may be subject to taxation in Bermuda.

Liberia
The vessel owning companies are not subject to tax on international shipping income.

United Kingdom
Taxable income in the United Kingdom is generated by our UK subsidiary. The statutory tax rate in the United Kingdom as of September 30, 2024 was 25%.

Note 6 - Earnings Per Share

The computation of basic earnings (loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period. The dilutive impact of the assumed conversion of potentially dilutive instruments which are 800,000 share options outstanding as at September 30, 2024 is shown as follows:

(in $ thousands except share and per share data)	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Basic earnings (loss) per share	0.24	(0.05)	0.46	(0.08)
Diluted earnings (loss) per share	0.24	(0.05)	0.46	(0.08)

Net income (loss)	10,669	(1,954)	20,024	(3,093)

Issued common shares at the end of the period	43,900,000	40,782,857	43,900,000	40,782,857
Weighted average number of shares outstanding for the period, basic	43,900,000	40,782,857	43,900,000	37,718,022
Dilutive impact of share options	39	—	8,667	—
Weighted average number of shares outstanding for the period, diluted	43,900,039	40,782,857	43,908,667	37,718,022

Diluted EPS excludes the potential effect of the assumed conversion of 620,000 share options outstanding as at September 30, 2023 as these were anti-dilutive.

Note 7 - Interest Expense

(in $ thousands )	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023

Interest expense, gross	13,277	6,944	35,402	13,670
Capitalized interest on newbuildings	—	(1,893)	(1,956)	(5,734)
Interest expense, net	13,277	5,051	33,446	7,936

Note 8 - Operating Leases

Rental income

The components of operating lease income are as follows:

(in $ thousands )	Three months ended September 30, 2024	Three months ended September 30, 2023	Nine months ended September 30, 2024	Nine months ended September 30, 2023

Time charter revenues	39,199	10,241	93,982	18,415

Time charter revenues on our index-linked charters were $27.1 million and $50.5 million in the three and nine months ended September 30, 2024, respectively, and $7.6 million and $12.4 million in the three and nine months ended September 30, 2023, respectively.

Note 9 - Prepaid expenses and other current assets

	September 30, 2024	December 31, 2023
(in $ thousands)
Prepaid interest(1)	2,361	2,410
Other prepaid expenses(2)	2,200	997
Inventory	1,477	634
Other current assets(3)	906	2,402
Total	6,944	6,443

(1) Prepaid interest pertains to interest paid in advance for “Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”. Bareboat payments on the lease for these vessels were paid in advance.

(2) Other prepaid expenses are comprised primarily of prepaid operating expenses and cash advance to crew for delivered vessels.

(3) Other current assets mainly relate to funding advanced to vessel managers.

Note 10 - Equity method investment

The table below sets forth the carrying value of our equity method investment:

September 30, 2024
(in $ thousands)
Opening balance	—
Additions (1)	305
Share options expense to employees of acquiree (2)	8
Equity in net earnings	(1)
Closing balance	312

(1) In August 2024, we acquired 12,000 shares in 2020 Bulkers Management AS (“2020 Bulkers Management”) for a total consideration of $0.3 million (NOK3.2 million). The acquisition amount represents 40% of the issued shares of 2020 Bulkers Management. As the Company has the ability to exercise significant influence, we have accounted for our investment in 2020 Bulkers Management as an equity method investment.

(2) This pertains to the increase in the Company’s relative ownership for share options granted by the Company to employees of 2020 Bulkers Management.

Note 11 - Newbuildings

The table below sets forth the carrying value of our newbuildings:

	September 30, 2024	December 31, 2023
(in $ thousands)
Opening balance	132,646	176,145
Installment payments (1)	310,773	378,305
Capitalized interest	1,956	7,805
Other capitalized costs (2)	5,461	8,126
Reclassification to Vessels and equipment (3)	(450,836)	(437,735)
Total	—	132,646

(1) Installment payments in the nine months ended September 30, 2024 include $310.8 million for the fifth and sixth installments net of address commissions to New Times Shipyard for newbuildings “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. Of this amount, $5.1 million relating to the sixth installments for “Mount Bandeira” and “Mount Hua” were paid in December 2023 in advance of their deliveries in January 2024 and were presented as “Other non-current assets” on the consolidated balance sheet as of December 31, 2023.

The Company drew down $295.5 million on the sale and leaseback financing to fund these installments and the installment payments were made by CCBFL and Jiangsu (as these terms are defined in Note 14) on behalf of the Company.

(2) Other capitalized costs include direct costs associated with the supervision of our newbuilding program.

(3) “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” were delivered in the nine months ended September 30, 2024 and their corresponding costs were reclassified to Vessels and equipment (see Note 12 - Vessels and Equipment, net).

Note 12 - Vessels and Equipment, net

Vessels and Equipment
(in $ thousands)
Cost
As of January 1, 2024	437,735
Reclassification from Newbuildings	450,836
As of September 30, 2024	888,571

Vessel and Equipment
(in $ thousands)
Depreciation
As of January 1, 2024	(9,118)
Charge for the period	(19,178)
As of September 30, 2024	(28,296)

Net book value as of September 30, 2024	860,275

The table below presents the dates the vessels were delivered to the Company:

Vessel	Delivery Date
Mount Norefjell	March 2, 2023
Mount Ita	March 9, 2023
Mount Etna	April 13, 2023
Mount Blanc	May 31, 2023
Mount Matterhorn	July 13, 2023
Mount Neblina	August 29, 2023
Mount Bandeira	January 5, 2024
Mount Hua	January 8, 2024
Mount Elbrus	January 11, 2024
Mount Denali	April 19, 2024
Mount Aconcagua	June 6, 2024
Mount Emai	June 13, 2024

During the nine months ended September 30, 2024, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of September 30, 2024 and concluded that no such indicators existed. We will continue to monitor developments in the markets in which we operate for indications that the carrying values of our long-lived assets are not recoverable.

Note 13 - Accrued expenses

Accrued expenses comprise of:

	September 30, 2024	December 31, 2023
(in $ thousands)
Accrued interest(1)	5,423	1,318
Accrued operating expenses	1,080	724
Other accrued expenses(2)	685	489
Total	7,188	2,531

(1) Accrued interest pertains to unpaid interest on the sale and leaseback facilities for “Mount Bandeira”, “Mount Elbrus”, “Mount Hua”, “Mount Matterhorn”, “Mount Neblina”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. Bareboat payments on the leases for these vessels are paid in arrears. Six vessels were delivered in the nine months ended September 30, 2024 which contributed to the increase in accrued interest at September 30, 2024.

(2) Other accrued expenses include accruals for commissions, audit fees, legal fees and management fees.

Note 14 - Debt

	September 30, 2024	December 31, 2023
(in $ thousands)

Total debt, net of deferred finance charges	719,721	439,496
Less: Current portion of long-term debt, net of deferred finance charges	(23,882)	(19,795)
Long-term debt, net of deferred finance charges	695,839	419,701

	September 30, 2024	December 31, 2023
(in $ thousands)
Vessel financing (Mount Norefjell)	59,423	61,297
Vessel financing (Mount Ita)	59,428	61,302
Vessel financing (Mount Etna)	59,982	61,812
Vessel financing (Mount Blanc)	59,851	61,681
Vessel financing (Mount Matterhorn)	61,019	62,509
Vessel financing (Mount Neblina)	61,019	62,509
Vessel financing (Mount Hua)	62,043	13,683
Vessel financing (Mount Bandeira)	62,043	13,683
Vessel financing (Mount Elbrus)	62,043	13,783
Vessel financing (Mount Denali)	62,524	13,783
Vessel financing (Mount Aconcagua)	62,508	13,783
Vessel financing (Mount Emai)	62,508	13,783
Total debt, gross	734,391	453,608
Less: Deferred finance charges	(14,670)	(14,112)
Total debt, net of deferred finance charges	719,721	439,496

The outstanding debt, gross of deferred finance charges, as of September 30, 2024, is repayable as follows:

Year ending December 31
(in $ thousands)
2024 (remaining three months)	6,500
2025(1)	26,913
2026	26,064
2027	27,539
2028	29,563
Thereafter	617,812
Total	734,391
Deferred finance charges	(14,670)
Total debt, net of deferred finance charges	719,721

(1) $20.0 million repayable in the nine months ended September 30, 2025.

AVIC International Leasing Co., Ltd. (“AVIC”) – Sale and leaseback financing arrangements

The Company has entered into sale and leaseback arrangements accounted for as financing transactions. In February 2022, the Company entered into sale and leaseback arrangements with AVIC for its first four newbuildings “Mount Norefjell”, “Mount Ita”, “Mount Etna”, and “Mount Blanc” which have been delivered from New Times Shipyard. Pursuant to the lease financing, Himalaya Shipping received pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million paid for each of the third and fourth installments). As security for the pre-delivery financing, the Company entered into an agreement to assign in favor of AVIC the first four newbuilding contracts and the related refund guarantees, as well as giving a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned and designated by AVIC. The vessels were delivered in 2023 and chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is at a price of $56.9 million and then declines to $47.2 million after year 7.

In February 2023, the sale and leaseback agreements for the first four newbuildings were amended whereby AVIC agreed to finance 90% of the sixth installments on the newbuilding contracts or $2.2 million for each vessel relating to the cost of installing scrubbers on each vessel. This is repayable in advance in 12 quarterly installments of $180,000 for each vessel, together with interest calculated as: a) LIBOR plus a margin of 4.5% for the period until June 30, 2023; and b) Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023.

Under the relevant financing agreements, payment of dividends and making other distributions from each relevant subsidiary to the Company will only be allowed if immediately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) $3.6 million and (b) the aggregate of the bareboat rate under the facility and the operating expenses for the vessel that are payable within the next six months.

The fixed price purchase options and a cash penalty of $25.0 million per vessel for not exercising any of the purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

In the year ended December 31, 2023, the Company has drawn $200.0 million on the financing to pay scheduled delivery installments for the first four newbuildings. The carrying value of Vessels and equipment financed by AVIC is $274.8 million and $282.1 million as of September 30, 2024 and December 31, 2023, respectively. The amount outstanding under the facility was $238.7 million and $246.1 million as of September 30, 2024 and December 31, 2023, respectively.

CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale and leaseback financing arrangements

In April 2022, the Company entered into sale and leaseback arrangements with CCBFL for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai” to be delivered from New Times Shipyard. Pursuant to the lease financing, CCBFL provided pre-delivery financing at a fixed interest rate of 5% per annum for the third and fourth pre-delivery installments ($6.8 million and $6.9 million, respectively) to be paid for each of the third and fourth installment for newbuildings “Mount Matterhorn”, “Mount Neblina”, “Mount Bandeira”, “Mount Hua” and “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. As security for the pre-delivery financing, the Company entered into an agreement to assign in favor of CCBFL the relevant newbuilding contracts and the related refund guarantees, as well as giving a parent company guarantee from the Company, share pledges over the related subsidiaries, and account pledges over the related subsidiaries’ bank accounts. Upon delivery of the relevant vessels from New Times Shipyard, the vessels were sold to companies owned and designated by CCBFL. The financing amount for each of the vessels is the lower of 90% of the newbuilding contract price and $63.0 million. The vessels were chartered back on seven-year bareboat charters which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million declining to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

During the nine months ended September 30, 2024, the Company drew $196.9 million (year ended December 31, 2023: $160.6 million) on the financing to pay scheduled delivery installments. The amount outstanding under the facility was $371.6 million and $180.2 million as of September 30, 2024 and December 31, 2023, respectively.The carrying value of vessels and equipment financed by CCBFL was $439.7 million and $146.5 million as of September 30, 2024 and December 31, 2023, respectively. The carrying value of newbuildings financed by CCBFL was $87.7 million as of December 31, 2023.

After 180 days of the delivery of each newbuilding, each subsidiary under the CCBFL sale and leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel. As of September 30, 2024, the Company is required to maintain a total minimum cash balance of $4.6 million in the subsidiaries that lease “Mount Matterhorn”, “Mount Neblina” and “Mount Elbrus”, which are included in cash and cash equivalents on the Unaudited Consolidated Balance Sheet as of September 30, 2024 as there are no legal restrictions on the bank account.

Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale and leaseback financing

In December 2022, the Company, CCBFL and Jiangsu entered into novation and assignment agreements to transfer and assign all of CCBFL’s rights and obligations to Jiangsu under the corresponding sale and leaseback arrangements for newbuildings “Mount Bandeira” and “Mount Hua”. The novation was accounted for as a debt extinguishment. The transfer was effective in March 2023. The terms under the sale and leaseback arrangements remain unchanged. Upon delivery of the relevant vessels from New Times Shipyard in January 2024, the vessels were sold to companies owned and designated by Jiangsu and chartered back on seven-year bareboat charters, which include purchase options each year from year 3 until the end of the bareboat period. The first purchase option in year 3 is $56.0 million and declines to $46.0 million after year 7.

The fixed price purchase options under the sale and leaseback transaction results in a failed sale and leaseback and the transaction is accounted for as a financing transaction.

The Company drew down $98.6 million from Jiangsu for delivery installments on the “Mount Hua” and “Mount Bandeira” during the nine months ended September 30, 2024 (year ended December 31, 2023: $27.4 million). The amount outstanding under the facility was $124.1 million and $27.4 million as of September 30, 2024 and December 31, 2023, respectively. The carrying value of vessels and equipment financed by Jiangsu was $145.8 million as of September 30, 2024.

After 180 days of the delivery of each newbuilding, each subsidiary under the Jiangsu sale and leaseback arrangement is required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel. As of September 30, 2024, the Company is required to maintain a total minimum cash balance of $3.0 million in the subsidiaries that lease “Mount Bandeira”, and “Mount Hua”, which are included in cash and cash equivalents on the Unaudited Consolidated Balance Sheet as of September 30, 2024 as there are no legal restrictions on the bank account.

The bareboat rate per day under the sale and leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale and leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. Bareboat payments are paid quarterly in advance under the arrangement with AVIC and quarterly in arrears under the arrangements with CCBFL and Jiangsu. The Company has classified the estimated amortization of the bareboat payments due within twelve months from September 30, 2024 as “Current portion of long-term debt” on the “Consolidated Balance sheet.”

Drew Holdings Limited. (“Drew”) – Revolving Credit facility

In December 2022, the Company entered into a $15.0 million revolving credit facility agreement with Drew, which is a significant shareholder in the Company. The facility was available to the Company until December 31, 2023 and was repayable on December 31, 2024 at the latest. In December 2022, the Company drew $1.0 million on the revolving credit facility with Drew. This amount was fully repaid in the year ended December 31, 2023.

Effective December 18, 2023, an addendum to the Drew revolving credit facility was executed, decreasing the maximum amount available under the facility from $15.0 million to $10.0 million, and extending the maturity of the facility from December 31, 2024 to December 31, 2025. In addition, the addendum extended the drawdown window to December 31, 2024 and aligned the interest rate with the Term Secured Overnight Financing Rate (“SOFR”). The amended facility bears interest for the applicable interest periods under the facility, at a rate of SOFR plus a margin of 8% per annum.

On October 31, 2024, an addendum to the Drew revolving credit facility was executed (see Note 17).

As of September 30, 2024, the Company has $10.0 million available to draw down from this facility.

Note 15 - Financial Instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair values as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of September 30, 2024 and December 31, 2023 were as follows:

		September 30, 2024		December 31, 2023
(in $ thousands)	Hierarchy	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents (1)	Level 1	21,513	21,513	25,553	25,553
Liabilities
Current portion of long-term debt (2)(3)	Level 2	26,512	26,512	21,234	21,234
Long-term debt (2)(3)	Level 2	723,286	707,878	429,037	432,374

(1) All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Thus, carrying value is a reasonable estimate of fair value.
(2) Fair value of current portion of long-term debt and long-term debt have been corroborated using discounted cash flow model and market interest rate as of September 30, 2024.
(3) Our debt obligations are recorded at amortized cost in the Consolidated Balance Sheets. The amounts presented in the table are gross of deferred finance charges amounting to $14.7 million and $14.1 million as of September 30, 2024 and December 31, 2023, respectively.

The carrying amounts of accounts receivable, funding to vessel managers, accounts payable and accrued expenses approximated their fair values as of September 30, 2024 and December 31, 2023 because of their near term maturity and are classified as Level 1 within the fair value hierarchy.

There have been no transfers between different levels in the fair value hierarchy during the periods presented.

Note 16 - Commitments and Contingencies

Assets pledged
	September 30, 2024	December 31, 2023
(in $ thousands)
Book value of vessels secured against long-term loans	860,275	428,617
Book value of newbuildings secured against long-term loans	—	132,646
Total	860,275	561,263

Note 17 - Related Party Transactions

Drew and Magni Partners (Bermuda) Ltd.(“Magni”)

Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party as a result of being an affiliate of Drew. As of September 30, 2024, Drew holds 30.3% of the Company’s outstanding common shares.

In March 2022, the Company entered into a $15.0 million revolving credit facility with Magni. The facility was unsecured and interest-bearing at a rate of LIBOR for the applicable interest periods under the facility, plus a margin of 8% p.a. The Magni revolving credit facility was available to the Company until December 31, 2023 and was to be repaid latest on December 31, 2024. In December 2022, the revolving credit facility was canceled and a new revolving credit facility with Drew was entered into on the same terms.

Effective December 18, 2023, an addendum to the Drew revolving credit facility was executed, decreasing the maximum amount available under the facility from $15.0 million to $10.0 million, and extending the maturity of the facility from December 31, 2024 to December 31, 2025. In addition, the addendum extended the drawdown window to December 31, 2024 and aligned the interest rate with the Term SOFR. The amended facility bears interest for the applicable interest periods under the facility, at a rate of SOFR plus a margin of 8% p.a.

On October 31, 2024, the Company entered into an addendum with Drew in relation to the revolving credit facility to: (i) include a commitment fee of 1% per annum on any undrawn amount from January 1, 2025 to the end of the availability period, (ii) extend the timeframe to drawdown from the facility to December 31, 2025 and the latest repayment date to December 31, 2026, and (iii) change the margin on the Term Secured Overnight Financing Rate (“SOFR”) from 8% to to 6.5% per annum.

As of September 30, 2024, the Company has $10.0 million available to draw down from this facility.

Corporate support agreement

The Company’s incorporator and initial, sole shareholder, Magni was the key initiator of the Himalaya project and provided corporate and financial assistance throughout the process, including extensive assistance in connection with obtaining the financing for the installments as well as the private placements. The Company entered into a corporate support agreement with Magni whereby Magni was compensated for its services to the Group since the inception of the Company, and for its key role in identifying and pursuing business opportunities for the Group (the “Corporate Support Agreement”). As Magni indirectly held a controlling interest at the time the Corporate Support Agreement was entered into, the Company has treated the Corporate Support Agreement as a related party agreement. Pursuant to the Corporate Support Agreement, Magni continued to support the Company’s business development through assisting with the pre-financing and post-financing of the Company’s newbuilding program, in finding employment for the vessels, in recruiting suitable individuals to the Company’s organization and with general high-level administrative support. The parties agreed in 2021 that compensation in the amount of $2.7 million was to be paid by the Company to Magni in four equal tranches.

The tranches were split equally on each of the first four newbuildings delivered from New Times Shipyard in 2023, so that $0.674 million was payable on each such delivery. Such amount equals the address commission received on the first four vessels, which was agreed with the yard before the project opened to external investors.

Following the delivery of the first four vessels in 2023, the total fee of $2.7 million was paid in 2023.

2020 Bulkers Management

In February 2023, the Company signed an agreement with 2020 Bulkers Management, replacing a similar management agreement entered into in October 2021. Pursuant to the management agreement, 2020 Bulkers Management provides us with certain operational, commercial and management services. The Company shall pay 2020 Bulkers Management a management fee subject to annual estimates and calculated, based on, among other things, expected activity level of the Company and the expected scope of services to be provided by 2020 Bulkers Management in relation to the Company in the year, and payable quarterly, in four equal tranches. Such management fee shall equal certain marked-up costs, based on the sum of (i) the direct payroll costs allocated to the performance of the services under the management agreement and (ii) certain shared costs corresponding to infrastructure costs in such year related to the performance of such services, such sum to be marked-up by a margin of 13%. The management fee will be adjusted annually to account for the difference between estimated and actual costs incurred in such year. The management agreement is for an indefinite period and can be terminated by either party upon one month’s notice.

Following the acquisition of 40% of the issued shares in 2020 Bulkers Management, 2020 Bulkers Management became a related party from August 29, 2024. Management fees of $0.1 million were charged by 2020 Bulkers Management relating to the period after the acquisition date.

As of September 30, 2024, the Company has $0.3 million payable to 2020 Bulkers Management presented under “Trade payables” on the unaudited consolidated balance sheet.

Note 18 - Equity

The authorized share capital of the Company as of September 30, 2024 and December 31, 2023 is $140,010,000 represented by 140,010,000 authorized common shares of par value $1.00 each.

In January 2024, the shareholders, at a Special General Meeting, approved the transfer of $97.9 million to the Company’s Contributed Surplus Account from the Company's Share Premium account (Additional paid-in capital in the Company’s Consolidated Statement of Changes in Shareholder’s Equity).

In February 2024, the Board approved a grant of 115,000 share options to key human resources and one director. The share options granted have a five-year term and cliff vest three years from the grant date. The exercise price is $8.00 per share and will be reduced by any dividends and cash distributions paid.

In September 2024, the Board approved a grant of 65,000 share options to a key human resource. The share options granted have a five-year term and cliff vest three years from the grant date. The exercise price is $10.00 per share and will be reduced by any dividends and cash distributions paid.

The following cash distributions were declared and paid in the nine months ended September 30, 2024:

Declaration date	Amount per share (in $)	Payment date
February 2024	0.01	March 2024
March 2024	0.03	April 2024
April 2024	0.03	May 2024
May 2024	0.04	June 2024
June 2024	0.04	July 2024
July 2024	0.05	July 2024
August 2024	0.06	August 2024
September 2024	0.07	September 2024

The above cash distributions were made from the Company's Contributed Surplus account.

Note 19 - Subsequent Events

On October 8, 2024, the Board approved a cash distribution of $0.10 per share for shareholders of record as of October 18, 2024.

On October 31, 2024, the Company entered into an addendum with Drew in relation to the revolving credit facility, to: (i) include a commitment fee of 1% per annum on any undrawn amount from January 1, 2025 to the end of the availability period, (ii) extend the timeframe to drawdown from the facility to December 31, 2025 and the latest repayment date to December 31, 2026, and (iii) change the margin on SOFR to 6.5% per annum.

On November 6, 2024, the Board approved a cash distribution of $0.04 per share for shareholders of record as of November 18, 2024.